UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2025

Commission file number: 001-42375

Polyrizon Ltd.

(Translation of registrant’s name into English)

5 Ha-Tidhar Street

Raanana, 4366507, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on December 29, 2025, titled “Polyrizon to Explore Revenue-Generating Real Asset Opportunities, Leveraging Strong Cash Position and Debt-Free Balance Sheet.”

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Polyrizon to Explore Revenue-Generating Real Asset Opportunities, Leveraging Strong Cash Position and Debt-Free Balance Sheet”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Polyrizon Ltd.

Date: December 29, 2025	By:	/s/ Tomer Izraeli
	Name:	Tomer Izraeli
	Title:	Chief Executive Officer

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